May 22, 2026

Dmitry Kroshka
Chief Executive Officer
Phunware, Inc.
1002 West Avenue
Austin, TX 78701

        Re: Phunware, Inc.
            Registration Statement on Form S-3
            Filed May 21, 2026
            File No. 333-296127
Dear Dmitry Kroshka:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Jeffrey M. McPhaul